EXHIBIT 11.1

Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three months ended March 31, 2007 and 2006, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended March 31,
	2007	2006
Weighted Average Shares Outstanding	1,528,443	1,528,443
Net Income	$415,396	$600,043
Per Share Amount	$0.27	$0.39

No common stock equivalents exist.